UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March 2020
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-226485, 333-226485-01 AND 333-226485-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 31 March 2020(a)

(a)	In this Form 6-K, references to the first quarter 2020 and first quarter 2019 refer to the three-month periods ended 31 March 2020 and 31 March 2019 respectively.

(b)
This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2019.

Group results first quarter 2020
Performance with purpose:
protecting our people, supporting our communities, strengthening our finances

Bernard Looney – Chief executive officer:
This extraordinary time for the world demands extraordinary responses. And thankfully we are seeing that just about everywhere we look around the world. Our industry has been hit by supply and demand shocks on a scale never seen before, but that is no excuse to turn inward. BP, like many other companies, is stepping up and extending a helping hand to those in need. We do it not because it is expected of us – but because we want to. That is consistent with our purpose.
We are focusing our efforts on protecting our people, supporting our communities and strengthening our finances. I am incredibly proud of the work that our people are doing in all three areas, particularly our colleagues in operations – from rigs to retail and everywhere in between – who are continuing to deliver energy and provide goods in the most difficult of circumstances.
At the same time, we are taking decisive actions to strengthen our finances – reinforcing liquidity, rapidly reducing spending and costs, driving our cash balance point lower.
We are determined to perform with purpose and remain committed to delivering our net zero ambition.

First quarter 2020 results

–
Inventory holding losses of $3.7 billion, as a result of the dramatic drop in oil prices at the quarter end, were the main driver of the reported loss attributable to BP shareholders of $4.4 billion for the first quarter, compared with a profit of $2.9 billion for the same period a year earlier.

–
Replacement cost loss for the first quarter was $0.6 billion, compared with a profit of $2.1 billion for the same period a year earlier, including a $1.4 billion net adverse impact of non-operating items and fair value accounting effects.

–
Underlying replacement cost profit for the first quarter was $0.8 billion, compared with $2.4 billion for the same period a year earlier. The result reflected lower prices, demand destruction in the Downstream particularly in March, a lower estimated result from Rosneft and a lower contribution from oil trading. It was also impacted by $0.2 billion non-cash underlying foreign exchange (FX) effects in other businesses and corporate, including FX translation impacts of finance debt in the BP Bunge Bioenergia joint venture.

–
Operating cash flow for the quarter was $1.0 billion including the impact of Gulf of Mexico oil spill payments(a). Gulf of Mexico oil spill payments in the quarter were $0.3 billion on a post-tax basis.

–	Receipts from divestments and other proceeds were $0.7 billion in the first quarter.

–
Finance debt and finance debt ratio at 31 March 2020 was $69.1 billion and 43.3% respectively. Net debt at the end of the quarter was $51.4 billion, $6.0 billion higher than a quarter earlier. Also reflecting lower equity including FX impacts, gearing at quarter end was 36.2%.

–	At the end of the quarter BP had around $32 billion of liquidity available.

–	A dividend of 10.5 cents per share was announced for the quarter.

(a)
Operating cash flow excluding Gulf of Mexico oil spill payments is a measure used by management and BP believes it is useful as it allows for meaningful comparisons between reporting periods. It is not however disclosed in this SEC filing because SEC regulations do not permit the inclusion of this non-GAAP metric.

Financial summary	First	First
	quarter	quarter
$ million	2020	2019
Profit (loss) for the period attributable to BP shareholders	(4,365)	2,934
Inventory holding (gains) losses, before tax	4,884	(1,088)
Taxation charge (credit) on inventory holding gains and losses	(1,147)	249
RC profit (loss)	(628)	2,095
Net (favourable) adverse impact of non-operating items and fair value accounting effects, before tax	1,364	349
Taxation charge (credit) on non-operating items and fair value accounting effects	55	(86)
Underlying RC profit	791	2,358
Profit (loss) per ordinary share (cents)	(21.63)	14.54
Profit (loss) per ADS (dollars)	(1.30)	0.87
RC profit (loss) per ordinary share (cents)	(3.11)	10.38
RC profit (loss) per ADS (dollars)	(0.19)	0.62
Underlying RC profit per ordinary share (cents)	3.92	11.69
Underlying RC profit per ADS (dollars)	0.24	0.70

RC profit (loss), underlying RC profit, organic capital expenditure, net debt and gearing are non-GAAP measures. These measures and finance debt ratio, inventory holding gains and losses, non-operating items, fair value accounting effects, underlying production, Upstream plant reliability and refining availability are defined in the Glossary on page 32.

The commentary above and following should be read in conjunction with the cautionary statement on page 35.

Outlook

–
The economic impact of the COVID-19 pandemic coupled with pre-existing supply and demand factors have resulted in an exceptionally challenged commodity environment. Product demand has sharply reduced, notably for mobility, contributing sharp falls in refining margins and utilization. The resulting reduction in demand for crude oil has begun to put severe pressure on storage and logistics, with a substantial effect on prices and has promoted volatility. In April, OPEC and its partners agreed to significant supply cuts that are expected to help reduce the imbalance but are unlikely to prevent material supply shut ins by oil producers in the near-term, some of which may be difficult to reverse. Challenges in gas markets, following significant growth in supply over recent years, have been compounded by the pandemic, lowering LNG demand.

–
In March, Brent crude marker prices and BP’s refining marker margin touched levels not seen for well over a decade, while Henry Hub gas price hit multi-year lows and prices and margins have continued to remain depressed.

–
Looking forward, there remains an exceptional level of uncertainty regarding the near-term outlook for prices and product demand, particularly while many economies remain under lockdown. There is the risk of more sustained consequences depending on the efforts of governments and the public and private sectors to manage the health, economic and financial stability effects of the pandemic.

–
Upstream second-quarter reported production is expected to be lower compared to the first quarter. There are significant uncertainties with regard to the implementation of OPEC+ restrictions, price impacts on entitlement volumes, divestments, market restrictions given lack of demand for oil and COVID-19 operational impacts.

–
In Downstream, material impacts from COVID-19 are expected in the second quarter. Product demand in fuels marketing is expected to be significantly lower in BP’s key European and North America businesses. In refining, reduced utilization is expected due to the overall product demand declines, as well as significantly lower refining margins. In addition, a lower level of North American heavy crude discounts is expected.

–	During the second quarter BP also expects to make the annual payment of around $1.2 billion relating to the Gulf of Mexico spill settlement.

–
Gearing is expected to remain above the 20 to 30% target range into 2021. It is expected to trend down over time reflecting receipt of divestment proceeds and reversal of first quarter working capital impacts, and as BP’s financial interventions take effect.

–
BP's future financial performance, including cash flows, net debt and gearing, will be impacted by the extent and duration of the current market conditions and the effectiveness of the actions that it and others take, including its financial interventions. It is difficult to predict when current supply and demand imbalances will be resolved and what the ultimate impact of COVID-19 will be.

Taking decisive action

–	BP is taking a series of interventions to strengthen its finances.

–
BP has strengthened its balance sheet, with around $32 billion of liquidity at quarter end, including a new $10 billion revolving credit facility. In April BP has issued around $7 billion of new bonds.

–
2020 organic capital spending is expected to be around $12 billion, a reduction of around 25% on full-year guidance given in February. In the Upstream, most of the interventions are being made in areas not expected to have a significant impact on 2020 cash generation at lower prices. These include delaying exploration and appraisal activities and curtailing development activities in lower margin areas, as well as rephasing or minimizing spend on projects in the early phases of development. These interventions are expected to reduce 2020 underlying production by around 70mboe/d compared with 2019. In Downstream, the capital expenditure reduction contribution is expected to be around $1 billion in 2020. Interventions are primarily related to growth projects and are also not expected to have a significant impact on operating cash in the short term. BP expects to continue to invest around $500 million in low-carbon activities in 2020.

–
BP plans to reduce cash costs by $2.5 billion by the end of 2021 relative to 2019. The reduction is expected to result both from cost-saving measures across BP’s business as well as an important contribution from actions including increased digitisation, further integration and removing duplication, and new ways of working. Some of these cost savings may have associated restructuring charges.

–
The programme to deliver $15 billion of announced transactions by mid-2021 remains on track, although the current market environment remains challenging. BP has delivered $10.1 billion of announced transactions since the start of 2019. The phasing of receipt of $10 billion of divestment proceeds by the end of 2020 will be revised as transactions complete. BP has reconfirmed its commitment to completing the sale of its Alaska business to Hilcorp in 2020, subject to regulatory approvals. The total consideration of $5.6 billion is unchanged but the structure of the consideration and phasing of payments have been revised to respond to the current environment.

–	BP will continue to review these actions, and any further actions that may be appropriate, in response to changes in prevailing market conditions.

Maintaining safe operations

–	BP continues to monitor the impact of COVID-19 on our global operations and to date there has been no significant operational impact. This could change through the rest of the second quarter.

–
Despite significant challenges of the environment, BP’s operations continued to perform safely and reliably in the quarter. BP-operated Upstream plant reliability was 93.0% and refining availability was strong at 96.1%.

–
BP is taking significant steps to protect and support its staff through the pandemic. These include reducing manning levels where possible and changing working patterns to support social distancing; introducing testing to reduce spread of virus in offshore installations; requesting all staff who are able to do so to work from home since mid-March; and deploying personal protective equipment (PPE), enhanced cleaning and social distancing measures in retail sites.

–
BP is also providing enhanced support and guidance on safety, health and hygiene, homeworking and mental health to all staff. In March BP informed staff that for three months no BP employees would lose their jobs as a result of virus-related cost reductions.

Supporting communities

–	BP is offering support across the world to the communities in which it works in their response to the pandemic.

–
These actions include: providing free fuel and discounts to emergency services vehicles and workers in a number of countries; donating PPE to health services; donating access to our supercomputer in Houston to aid researchers investigating the pandemic; donating ethanol from our biofuels production for sanitizers; donating to MIND, the mental health charity, and the World Health Organization’s response fund; supporting all staff in volunteering efforts and matching employee donations to charities.

Group headlines
Results
Loss for the first quarter attributable to BP shareholders was $4,365 million, compared with a profit of $2,934 million for the same period in 2019.
For the first quarter, RC loss was $628 million, compared with a profit of $2,095 million in 2019. Underlying RC profit was $791 million, compared with $2,358 million in 2019. Underlying RC profit is after adjusting RC loss for a net charge for non-operating items of $1,391 million and net adverse fair value accounting effects of $28 million (both on a post-tax basis).
See further information on pages 6, 27 and 28.
Effective tax rate
The effective tax rate (ETR) on the profit for the first quarter was 3%, compared with 37% for the same period in 2019.
The ETR on RC profit or loss* for the first quarter was 280%, compared with 42% for the same period in 2019. Adjusting for non-operating items and fair value accounting effects, the underlying ETR* for the first quarter was 55%, compared with 40% for the same period a year ago. The higher underlying ETR for the first quarter reflects charges for the reassessment of the recognition of deferred tax assets. The underlying effective tax rate for the full year is sensitive to the volatility in the current environment and updates will be provided throughout the year. ETR on RC profit or loss and underlying ETR are non-GAAP measures.
Dividend
BP today announced a quarterly dividend of 10.5 cents per ordinary share ($0.63 per ADS), which is expected to be paid on 19 June 2020. The corresponding amount in sterling will be announced on 8 June 2020. See page 24 for more information.
Share buybacks
BP repurchased 120 million ordinary shares at a cost of $776 million (including fees and stamp duty) in the first quarter. In

January 2020, the share dilution buyback programme had fully offset the impact of scrip dilution since the third quarter 2017.
Operating cash flow*
Operating cash flow was $1.0 billion for the first quarter, including the impact of Gulf of Mexico oil spill payments of $281 million, compared with $5.3 billion for the same period in 2019.
Capital expenditure*
Total capital expenditure for the first quarter was $3.9 billion, compared with $5.6 billion for the same period in 2019.
Organic capital expenditure* for the first quarter was $3.5 billion, compared with $3.6 billion for the same period in 2019.
Inorganic capital expenditure* for the first quarter was $0.3 billion, compared with $2.0 billion for the same period in 2019.
Organic capital expenditure and inorganic capital expenditure are non-GAAP measures. See page 26 for further information.
Divestment and other proceeds
Divestment proceeds* were $0.7 billion for the first quarter, compared with $0.6 billion for the same period in 2019.
Debt
Finance debt at 31 March 2020 was $69.1 billion, compared with $66.0 billion a year ago. Finance debt ratio* at 31 March 2020 was 43.3%, compared with 39.0% a year ago. Net debt* at 31 March 2020 was $51.4 billion, compared with $45.1 billion a year ago. Gearing* at 31 March 2020 was 36.2%, compared with 30.4% a year ago.
Net debt and gearing are non-GAAP measures. See page 24 for more information.

Brian Gilvary – Chief financial officer:
“We are dealing with an exceptionally challenging environment and the unprecedented effects of demand destruction and price impacts that can be seen in these results are expected to continue through the second quarter. Despite this our underlying businesses performed well in the first quarter, although our headline results were impacted by foreign exchange as well as price effects at the quarter end. We have developed a clear plan and are confident in increasing resilience in our financial framework through a set of interventions focused on building liquidity, strengthening our balance sheet and reducing expenditure to drive our cash balance point below $35 per barrel in 2021.”

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 32.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

Analysis of underlying RC profit* before interest and tax

	First	First
	quarter	quarter
$ million	2020	2019
Underlying RC profit before interest and tax
Upstream	1,871	2,928
Downstream	921	1,733
Rosneft	(17)	567
Other businesses and corporate	(561)	(418)
Consolidation adjustment – UPII*	178	(13)
Underlying RC profit before interest and tax	2,392	4,797
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(668)	(754)
Taxation on an underlying RC basis	(953)	(1,620)
Non-controlling interests	20	(65)
Underlying RC profit attributable to BP shareholders	791	2,358
Reconciliations of underlying RC profit or loss attributable to BP shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-13 for the segments.

Analysis of RC profit (loss)* before interest and tax and reconciliation to profit (loss) for the period

	First	First
	quarter	quarter
$ million	2020	2019
RC profit before interest and tax
Upstream	1,023	2,884
Downstream	664	1,765
Rosneft	(17)	486
Other businesses and corporate	(698)	(546)
Consolidation adjustment – UPII	178	(13)
RC profit before interest and tax	1,150	4,576
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(790)	(882)
Taxation on a RC basis	(1,008)	(1,534)
Non-controlling interests	20	(65)
RC profit (loss) attributable to BP shareholders	(628)	2,095
Inventory holding gains (losses)*	(4,884)	1,088
Taxation (charge) credit on inventory holding gains and losses	1,147	(249)
Profit (loss) for the period attributable to BP shareholders	(4,365)	2,934

Strategic progress
Upstream
Upstream production for the first quarter, which excludes Rosneft, was 2,579mboe/d, 2.9% lower than a year earlier. Underlying production*, adjusted for portfolio changes and entitlement impacts, was 0.7% higher than a year earlier, mainly due to reduced turnaround activities.
Upstream is making progress in the divestment programme including the completion of the sale of the San Juan, Arkoma and Anadarko fields in the US onshore and the recent announcement confirming that BP expects to complete the sale of its Alaska business in 2020.
BP continues to progress its major projects*. The COVID-19 pandemic is slowing progress on some projects and impacts are currently being assessed. Of the 900mboe/d major project growth targeted for 2021, 700mboe/d is currently online.

Downstream
Refining operations in the quarter were strong with Solomon availability of 96.1%. However, reduction in utilization was seen towards quarter-end due to reducing fuel demand.
During the quarter BP announced plans to extend its convenience partnership with Albert Heijn to more than 100 sites across the Netherlands.

Advancing the energy transition
The BP joint venture with Didi in China, BP Xiaoju, went live in the quarter. It is now operational and active in building public fast-charging hubs in China, the world’s largest and fastest developing electric vehicle market.

BP confirmed an agreement to invest in Santos’ Moomba carbon capture and storage project in South Australia to capture and permanently store in geological formations 1.7 million tonnes of carbon dioxide a year.
BP signed a memorandum of understanding with a number of partners to develop Germany’s first publicly accessible hydrogen network from Lingen to Gelsenkirchen. The planned network would link the production of green hydrogen with industrial customers in Lower Saxony and North Rhine-Westphalia.
In the quarter Lightsource BP, in which BP has a 50% stake, completed financing for a planned 260MW project in Texas. Output from the project – expected to start commercial operation in late 2020 – will be traded through a long-term arrangement with BP.
Financial framework
Operating cash flow* was $1.0 billion for the first quarter of 2020, including Gulf of Mexico oil spill payments of $0.3 billion, compared with $5.3 billion for the same period in 2019.
Organic capital expenditure* for the first quarter of 2020 was $3.5 billion. BP now expects 2020 organic capital expenditure to be around $12 billion.
Divestment and other proceeds were $0.7 billion for the first quarter of 2020.
Gulf of Mexico oil spill payments on a post-tax basis was $281 million in the first quarter of 2020. Payments for 2020 are expected to be less than $1 billion on a post-tax basis.
Gearing* at 31 March 2020 was 36.2%. See page 24 for more information.

Operating metrics	First quarter 2020	Financial metrics	First quarter 2020
	(vs. First quarter 2019)		(vs. First quarter 2019)
Tier 1 and tier 2 process safety events	21	Underlying RC profit*[i]	$0.8bn
	(-7)		(-$1.6bn)
Reported recordable injury frequency*	0.152	Operating cash flow excluding Gulf of Mexico oil spill payments (post-tax)	(a)
	(-4.1%)
Group production	3,715mboe/d	Organic capital expenditureii	$3.5bn
	(-2.8%)		(-$0.1bn)
Upstream production (excludes Rosneft segment)	2,579mboe/d	Gulf of Mexico oil spill payments (post-tax)	$0.3bn
	(-2.9%)		(-$0.4bn)
Upstream unit production costs*	$7.07/boe	Divestment proceeds*	$0.7bn
	(-4.4%)		(+$0.1bn)
BP-operated Upstream plant reliability*	93.0%	Gearingiii	36.2%
	(-3.2)		(+5.8)
BP-operated refining availability*	96.1%	Dividend per ordinary share(b)	10.50 cents
	(+1.8)		(2.4%)

(a)
SEC regulations do not permit inclusion of this non-GAAP metric in this SEC filing. Operating cash flow excluding Gulf of Mexico oil spill payments is calculated by excluding post-tax payments relating to the Gulf of Mexico oil spill from net cash provided by operating activities, as reported in the condensed group cash flow statement. For the first quarter, net cash provided by operating activities was $1.0 billion and post-tax Gulf of Mexico oil spill payments were $0.3 billion.

(b)	Represents dividend announced in the quarter (vs. prior year quarter).

Nearest GAAP equivalent measures
i	(Loss) for the period att. to BP shareholders:	$(4.4)bn
ii	Capital expenditure*:	$3.9bn
iii	Finance debt ratio*:	43.3%

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

Upstream

	First	First
	quarter	quarter
$ million	2020	2019
Profit before interest and tax	955	2,886
Inventory holding (gains) losses*	68	(2)
RC profit before interest and tax	1,023	2,884
Net (favourable) adverse impact of non-operating items* and fair value accounting effects*	848	44
Underlying RC profit before interest and tax*(a)	1,871	2,928

(a)	See page 9 for a reconciliation to segment RC profit before interest and tax by region.

Financial results
The replacement cost profit before interest and tax for the first quarter was $1,023 million, compared with $2,884 million for the same period in 2019. The first quarter included a net non-operating charge of $1,071 million, which principally relate to impairments, compared with a net charge of $4 million for the same period in 2019. Fair value accounting effects in the first quarter had a favourable impact of $223 million, compared with an adverse impact of $40 million in the same period of 2019.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the first quarter was $1,871 million, compared with $2,928 million for the same period in 2019. The result for the quarter mainly reflected lower liquids and gas realizations, partly offset by lower depreciation, depletion and amortization, lower exploration write-offs, and very strong gas marketing and trading.

Production
Production for the quarter was 2,579mboe/d, 2.9% lower than the first quarter of 2019. Underlying production* for the quarter increased 0.7%, mainly due to reduced turnaround activities.

Key events
During the first quarter, BP executed a gas sale and purchase agreement with partners in the Greater Tortue Ahmeyim (GTA) project. GTA operations are severely affected by COVID-19 and the 2020 weather window for installation works can no longer be met resulting in a delay of around one year. BP is working with stakeholders to agree a revised work plan. A force majeure (FM) notice was issued under the lease and operate agreement with Golar LNG over the provision of a floating liquified natural gas vessel, where due to the FM event the lessee is not able to meet the connection date (BP operator 56%, Kosmos 27%, Petrosen 10%, SMHPM 7%).
In February, BP confirmed notification from the Brazilian National Petroleum Agency (ANP) of its approvals to postpone the deadline for declaring commerciality of the Wahoo (BP operator 35.7%, IBV Brasil Petróleo 35.7% Total 20%, Anadarko 8.6%) and Itaipu (BP operator 60%, Total 26.7%, Anadarko 13.3%) pre-salt discoveries offshore Brazil in the Campos basin, until June 2022.
On 29 March, BP confirmed completion of the restructuring of contractual arrangements for the Petrojari Foinaven floating production, storage and offloading vessel on the Foinaven field to the west of the Shetlands (BP operator 72%, RockRose Energy 28%).
In late March, BP started to relocate personnel from the remote Tangguh expansion project in Indonesia, as part of a COVID-19 response plan. BP continues progressing the major project* and anticipates a delay to start-up (BP operator 40.22%, MI Berau B.V. 16.30%, CNOOC Muturi Ltd. 13.90%, Nippon Oil Exploration (Berau) Ltd. 12.23%, KG Berau Petroleum Ltd 8.60%, Indonesia Natural Gas Resources Muturi Inc 7.35%, KG Wiriagar Overseas Ltd 1.40%).

Outlook
Looking ahead, we expect second-quarter reported production to be lower compared to the first quarter, and will be subject to significant uncertainties with regard to the implementation of OPEC+ restrictions, price impacts on PSA* and TSC* entitlement volumes, divestments, market restrictions given lack of demand for oil and COVID-19 operational impacts.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

Upstream (continued)

	First	First
	quarter	quarter
$ million	2020	2019
Underlying RC profit before interest and tax
US	539	612
Non-US	1,332	2,316
	1,871	2,928
Non-operating items(a)
US	(632)	(30)
Non-US	(439)	26
	(1,071)	(4)
Fair value accounting effects
US	(2)	(93)
Non-US	225	53
	223	(40)
RC profit (loss) before interest and tax
US	(95)	489
Non-US	1,118	2,395
	1,023	2,884
Exploration expense
US	20	25
Non-US	182	342
	202	367
Of which: Exploration expenditure written off	98	284
Production (net of royalties)(b)(c)
Liquids* (mb/d)
US	505	455
Europe	147	159
Rest of World	655	685
	1,306	1,299
Of which equity-accounted entities	146	137
Natural gas (mmcf/d)
US	2,050	2,310
Europe	244	145
Rest of World	5,093	5,417
	7,387	7,872
Of which equity-accounted entities	489	459
Total hydrocarbons* (mboe/d)
US	858	853
Europe	189	184
Rest of World	1,533	1,619
	2,579	2,656
Of which equity-accounted entities	230	216
Average realizations*(d)
Total liquids(e) ($/bbl)	47.47	56.47
Natural gas ($/mcf)	2.83	4.02
Total hydrocarbons ($/boe)	31.80	39.37

(a)
First quarter 2020 includes impairment charges and loss principally related to the disposal of our Alaska business, BPX Energy assets and oil price impacts in the UK North Sea. See Note 3 for further information.

(b)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.

(c)	Because of rounding, some totals may not agree exactly with the sum of their component parts.

(d)	Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

(e)	Includes condensate, natural gas liquids and bitumen.

Downstream

	First	First
	quarter	quarter
$ million	2020	2019
Profit (loss) before interest and tax	(3,951)	2,811
Inventory holding (gains) losses*	4,615	(1,046)
RC profit before interest and tax	664	1,765
Net (favourable) adverse impact of non-operating items* and fair value accounting effects*	257	(32)
Underlying RC profit before interest and tax*(a)	921	1,733

(a)	See page 11 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results
The replacement cost profit before interest and tax for the first quarter was $664 million, compared with $1,765 million for the same period in 2019.
The first quarter includes a net non-operating gain of $2 million, compared with a charge of $4 million for the same period in 2019. Fair value accounting effects in the first quarter had an adverse impact of $259 million, compared with a favourable impact of $36 million in the same period in 2019.
After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the first quarter was $921 million, compared with $1,733 million for the same period in 2019.
Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 11.
Fuels
The fuels business reported an underlying replacement cost profit before interest and tax of $689 million for the first quarter, compared with $1,292 million for the same period in 2019.
The result for the quarter reflects strong refining operational performance and a lower level of turnaround activity, more than offset by a significantly weaker contribution from supply and trading, and adverse COVID-19 related impacts.
The refining result for the quarter reflects wider North American heavy crude oil discounts and lower turnaround activity, more than offset by lower refining margins. Operational performance across our refining portfolio was strong, with Solomon availability* of 96.1%, albeit with some reduction in utilization towards quarter-end due to reducing fuel demand.
The fuels marketing result for the quarter reflects the impact of fuels demand destruction, initially in China, and more recently across our US and European businesses. In recent weeks we have seen our retail fuel volumes in North America and Europe fall by around 50%, and demand for aviation fuel in our key markets fall by around 80%.
Despite these fuel volume declines our store sales have remained resilient, demonstrating the strength of our convenience retail offer which we continue to expand, with the recently announced plans to grow our convenience partnership with Albert Heijn in the Netherlands.

Lubricants
The lubricants business reported an underlying replacement cost profit before interest and tax of $167 million for the first quarter, compared with $272 million for the same period in 2019. The result reflects significantly weaker demand, primarily driven by the impact of COVID-19 which has been particularly evident in China where we saw demand fall by more than 50% for the quarter. In recent weeks demand has begun to recover in China but has continued to fall in Europe, the US and India where volumes are currently down 50-90% compared to the same period last year.

Petrochemicals
The petrochemicals business reported an underlying replacement cost profit before interest and tax of $65 million for the first quarter, compared with $169 million for the same period in 2019. The result primarily reflects a weaker margin environment across both aromatics and acetyls.

Outlook
Looking to the second quarter of 2020, we expect material impacts from COVID-19. In our marketing businesses we expect product demand to be significantly lower due to the actions taken by countries to limit the spread of COVID-19, and in refining we expect reduced utilization due to the lower demand, as well as significantly lower industry refining margins. In addition we expect a lower level of North American heavy crude oil discounts.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

Downstream (continued)

	First	First
	quarter	quarter
$ million	2020	2019
Underlying RC profit before interest and tax - by region
US	557	531
Non-US	364	1,202
	921	1,733
Non-operating items
US	6	1
Non-US	(4)	(5)
	2	(4)
Fair value accounting effects(a)
US	145	61
Non-US	(404)	(25)
	(259)	36
RC profit before interest and tax
US	708	593
Non-US	(44)	1,172
	664	1,765
Underlying RC profit before interest and tax - by business(b)(c)
Fuels	689	1,292
Lubricants	167	272
Petrochemicals	65	169
	921	1,733
Non-operating items and fair value accounting effects(a)
Fuels	(257)	37
Lubricants	—	(4)
Petrochemicals	—	(1)
	(257)	32
RC profit before interest and tax(b)(c)
Fuels	432	1,329
Lubricants	167	268
Petrochemicals	65	168
	664	1,765

BP average refining marker margin (RMM)* ($/bbl)	8.8	10.2

Refinery throughputs (mb/d)
US	748	735
Europe	835	767
Rest of World	223	237
	1,806	1,739
BP-operated refining availability* (%)	96.1	94.3

Marketing sales of refined products (mb/d)
US	1,038	1,077
Europe	954	993
Rest of World	519	520
	2,511	2,590
Trading/supply sales of refined products	3,377	3,296
Total sales volumes of refined products	5,888	5,886

Petrochemicals production (kte)
US	611	601
Europe	1,371	1,160
Rest of World	1,153	1,299
	3,135	3,060

(a)	For Downstream, fair value accounting effects arise solely in the fuels business. See page 28 for further information.

(b)	Segment-level overhead expenses are included in the fuels business result.

(c)	Results from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany are reported in the fuels business.

Rosneft

	First	First
	quarter	quarter
$ million	2020(a)	2019
Profit (loss) before interest and tax(b)(c)	(218)	526
Inventory holding (gains) losses*	201	(40)
RC profit (loss) before interest and tax	(17)	486
Net charge (credit) for non-operating items*	—	81
Underlying RC profit (loss) before interest and tax*	(17)	567

Financial results
Replacement cost (RC) loss before interest and tax for the first quarter was $17 million, compared with a profit of $486 million for the same period in 2019.
After adjusting for non-operating items, the underlying RC loss before interest and tax for the first quarter was $17 million, compared with a profit of $567 million for the same period in 2019. There were no non-operating items in the first quarter of 2020.
Compared with the same period in 2019, the result for the first quarter primarily reflects lower oil prices, unfavourable foreign exchange and duty lag effects partially offset by certain one-off items.

Key events
On 28 March 2020, Rosneft concluded an agreement with a company owned by the Government of the Russian Federation, to sell all of its interest and cease participation in its Venezuelan businesses. On completion, the transaction and the sale of assets will result in Rosneft receiving as a settlement payment a 9.6% share of Rosneft’s equity, which will be held by a 100% subsidiary of Rosneft and accounted for as treasury shares. Furthermore, Rosneft has an approved programme of share buybacks under which shares have been purchased by a Rosneft subsidiary during March and April. These will also be accounted for as treasury shares.
BP will retain 19.75% of the voting rights at meetings of Rosneft shareholders and will continue to be entitled to dividends based on its current shareholding. BP’s economic interest, however, will increase as a result of its indirect interest in the shares held by the subsidiary of Rosneft. BP’s share of profit or loss of Rosneft reflects its economic interest.
On 21 April 2020, Rosneft announced that the board of directors had recommended the annual general meeting (AGM) adopts a resolution to pay dividends of 18.07 roubles per ordinary share, bringing the total dividend for 2019 to 33.41 roubles per ordinary share, which constitutes 50% of the company’s IFRS net profit. In addition to the dividend received in November 2019 in relation to the results for the first half of 2019, BP expects to receive later this year a dividend of 34 billion roubles, after the deduction of withholding tax, subject to approval at the AGM.

	First	First
	quarter	quarter
	2020(a)	2019
Production (net of royalties) (BP share)
Liquids* (mb/d)	916	937
Natural gas (mmcf/d)	1,275	1,327
Total hydrocarbons* (mboe/d)	1,136	1,166

(a)
The operational and financial information of the Rosneft segment for the first quarter is based on preliminary operational and financial results of Rosneft for January and February 2020, and estimated results for March 2020. Actual results may differ from these amounts and adjustments will be made as necessary in our second-quarter reporting.

(b)
The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% economic interest in Rosneft for the first quarter 2020 as adjusted for accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the divestment of BP’s interest in TNK-BP. These adjustments increase the segment's reported profit before interest and tax, as shown in the table above, compared with the amounts reported in Rosneft’s IFRS financial statements.

(c)
BP’s adjusted share of Rosneft’s earnings after Rosneft's own finance costs, taxation and non-controlling interests is included in the BP group income statement within profit before interest and taxation. For each year-to-date period it is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date.

Other businesses and corporate

	First	First
	quarter	quarter
$ million	2020	2019
Profit (loss) before interest and tax	(698)	(546)
Inventory holding (gains) losses*	—	—
RC profit (loss) before interest and tax	(698)	(546)
Net charge (credit) for non-operating items*	137	128
Underlying RC profit (loss) before interest and tax*	(561)	(418)
Underlying RC profit (loss) before interest and tax
US	(124)	(155)
Non-US	(437)	(263)
	(561)	(418)
Non-operating items
US	(48)	(128)
Non-US	(89)	—
	(137)	(128)
RC profit (loss) before interest and tax
US	(172)	(283)
Non-US	(526)	(263)
	(698)	(546)

Other businesses and corporate comprises our alternative energy business, shipping, treasury, BP ventures and corporate activities including centralized functions, and any residual costs of the Gulf of Mexico oil spill.
Financial results
The replacement cost loss before interest and tax for the first quarter was $698 million, compared with $546 million for the same period in 2019.
The result included a net non-operating charge of $137 million for the first quarter, compared with a charge of $128 million for the same period in 2019.
After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the first quarter was $561 million, compared with $418 million for the same period in 2019, reflecting foreign exchange impacts on finance debt and other non-US dollar balances.

Alternative Energy
BP’s net share of ethanol-equivalent production (which includes ethanol and sugar) for the first quarter was 9.8 million litres, compared with 14 million litres for the 100% BP-owned business for the same period in 2019. In order to optimize the sugar recovery curve, the BP Bunge Bioenergia joint venture (BP 50%) had fewer harvest days in March compared with the previous year.
Net wind generation capacity* was 926MW at 31 March 2020, compared with 1,001MW at 31 March 2019. BP’s net share of wind generation for the first quarter was 777GWh, compared with 773GWh for the same period in 2019.
Lightsource BP had an operating portfolio of 2GW of solar projects under its management at 31 March 2020 and remains on track to deliver 10GW of developed assets by the end of 2023.
In February, Lightsource BP signed a multi-year module supply agreement with Canadian Solar Inc., one of the world’s largest solar power companies, to deliver 1.2GW of high-efficiency polycrystalline solar modules for projects in the US and Australia.
In March, Lightsource BP successfully closed on a $250 million financing package for its Impact Solar project located in Lamar County, Texas, USA.

Outlook
Other businesses and corporate average quarterly charges, excluding non-operating items and foreign exchange volatility impact, are expected to be around $350 million although this will fluctuate quarter to quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

Financial statements
Group income statement

	First	First
	quarter	quarter
$ million	2020	2019

Sales and other operating revenues (Note 5)	59,650	66,321
Earnings from joint ventures – after interest and tax	(22)	185
Earnings from associates – after interest and tax(a)	(244)	649
Interest and other income	140	163
Gains on sale of businesses and fixed assets	16	89
Total revenues and other income	59,540	67,407
Purchases	48,878	48,272
Production and manufacturing expenses	6,099	5,356
Production and similar taxes (Note 7)	203	424
Depreciation, depletion and amortization (Note 6)	4,059	4,461
Impairment and losses on sale of businesses and fixed assets (Note 3)	1,149	96
Exploration expense	202	367
Distribution and administration expenses	2,684	2,767
Profit (loss) before interest and taxation	(3,734)	5,664
Finance costs	783	867
Net finance expense relating to pensions and other post-retirement benefits	7	15
Profit (loss) before taxation	(4,524)	4,782
Taxation	(139)	1,783
Profit (loss) for the period	(4,385)	2,999
Attributable to
BP shareholders	(4,365)	2,934
Non-controlling interests	(20)	65
	(4,385)	2,999

Earnings per share (Note 8)
Profit (loss) for the period attributable to BP shareholders
Per ordinary share (cents)
Basic	(21.63)	14.54
Diluted	(21.63)	14.47
Per ADS (dollars)
Basic	(1.30)	0.87
Diluted	(1.30)	0.87

(a)
The financial information of the Rosneft segment for the first quarter is based on preliminary financial results of Rosneft for January and February 2020, and estimated results for March 2020. Actual results may differ from these amounts and adjustments will be made as necessary in our second-quarter reporting.

Condensed group statement of comprehensive income

	First	First
	quarter	quarter
$ million	2020	2019

Profit (loss) for the period	(4,385)	2,999
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	(4,642)	989
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets	1	—
Cash flow hedges and costs of hedging	85	19
Share of items relating to equity-accounted entities, net of tax	442	(50)
Income tax relating to items that may be reclassified	117	(34)
	(3,997)	924
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset(b)	1,719	(853)
Cash flow hedges that will subsequently be transferred to the balance sheet	(8)	8
Income tax relating to items that will not be reclassified	(623)	273
	1,088	(572)
Other comprehensive income	(2,909)	352
Total comprehensive income	(7,294)	3,351
Attributable to
BP shareholders	(7,217)	3,281
Non-controlling interests	(77)	70
	(7,294)	3,351

(a)	First quarter 2020 was principally affected by the weakening of the Russian rouble against the US Dollar.

(b)	See Note 1 for further information.

Condensed group statement of changes in equity

	BP shareholders’	Non-controlling	Total
$ million	equity	interests	equity
At 1 January 2020	98,412	2,296	100,708

Total comprehensive income	(7,217)	(77)	(7,294)
Dividends	(2,120)	(31)	(2,151)
Cash flow hedges transferred to the balance sheet, net of tax	3	—	3
Repurchase of ordinary share capital	(776)	—	(776)
Share-based payments, net of tax	(15)	—	(15)
Share of equity-accounted entities’ changes in equity, net of tax	(5)	—	(5)
Transactions involving non-controlling interests, net of tax	4	6	10
At 31 March 2020	88,286	2,194	90,480

	BP shareholders’	Non-controlling	Total
$ million	equity	interests	equity
At 31 December 2018	99,444	2,104	101,548
Adjustment on adoption of IFRS 16, net of tax(a)	(329)	(1)	(330)
At 1 January 2019	99,115	2,103	101,218

Total comprehensive income	3,281	70	3,351
Dividends	(1,435)	(36)	(1,471)
Cash flow hedges transferred to the balance sheet, net of tax	5	—	5
Repurchase of ordinary share capital	(50)	—	(50)
Share-based payments, net of tax	280	—	280
Share of equity-accounted entities’ changes in equity, net of tax	3	—	3
At 31 March 2019	101,199	2,137	103,336

(a)	See Note 1 in BP Annual Report and Form 20-F 2019 for further information.

Group balance sheet

	31 March	31 December
$ million	2020	2019
Non-current assets
Property, plant and equipment	130,226	132,642
Goodwill	11,692	11,868
Intangible assets	15,555	15,539
Investments in joint ventures	9,655	9,991
Investments in associates	17,319	20,334
Other investments	1,084	1,276
Fixed assets	185,531	191,650
Loans	619	630
Trade and other receivables	2,074	2,147
Derivative financial instruments	7,836	6,314
Prepayments	793	781
Deferred tax assets	4,693	4,560
Defined benefit pension plan surpluses	8,014	7,053
	209,560	213,135
Current assets
Loans	356	339
Inventories	11,641	20,880
Trade and other receivables	17,210	24,442
Derivative financial instruments	8,224	4,153
Prepayments	834	857
Current tax receivable	1,600	1,282
Other investments	88	169
Cash and cash equivalents	18,139	22,472
	58,092	74,594
Assets classified as held for sale (Note 2)	6,212	7,465
	64,304	82,059
Total assets	273,864	295,194
Current liabilities
Trade and other payables	34,420	46,829
Derivative financial instruments	5,846	3,261
Accruals	3,854	5,066
Lease liabilities	2,097	2,067
Finance debt	12,376	10,487
Current tax payable	1,673	2,039
Provisions	2,414	2,453
	62,680	72,202
Liabilities directly associated with assets classified as held for sale (Note 2)	1,018	1,393
	63,698	73,595
Non-current liabilities
Other payables	12,323	12,626
Derivative financial instruments	6,470	5,537
Accruals	954	996
Lease liabilities	7,276	7,655
Finance debt	56,741	57,237
Deferred tax liabilities	9,771	9,750
Provisions	18,057	18,498
Defined benefit pension plan and other post-retirement benefit plan deficits	8,094	8,592
	119,686	120,891
Total liabilities	183,384	194,486
Net assets	90,480	100,708
Equity
BP shareholders’ equity	88,286	98,412
Non-controlling interests	2,194	2,296
Total equity	90,480	100,708

Condensed group cash flow statement

	First	First
	quarter	quarter
$ million	2020	2019
Operating activities
Profit (loss) before taxation	(4,524)	4,782
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,157	4,745
Impairment and (gain) loss on sale of businesses and fixed assets	1,133	7
Earnings from equity-accounted entities, less dividends received	505	(589)
Net charge for interest and other finance expense, less net interest paid	137	88
Share-based payments	(6)	297
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(20)	(77)
Net charge for provisions, less payments	(59)	(116)
Movements in inventories and other current and non-current assets and liabilities	683	(2,695)
Income taxes paid	(1,054)	(1,146)
Net cash provided by operating activities	952	5,296
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,789)	(3,695)
Acquisitions, net of cash acquired	(17)	(1,795)
Investment in joint ventures	(18)	—
Investment in associates	(37)	(145)
Total cash capital expenditure	(3,861)	(5,635)
Proceeds from disposal of fixed assets	10	235
Proceeds from disposal of businesses, net of cash disposed	671	365
Proceeds from loan repayments	63	55
Net cash used in investing activities	(3,117)	(4,980)
Financing activities
Net issue (repurchase) of shares (Note 8)	(776)	(45)
Lease liability payments	(569)	(617)
Proceeds from long-term financing	2,684	2,124
Repayments of long-term financing	(3,717)	(2,640)
Net increase (decrease) in short-term debt	2,517	1,089
Net increase (decrease) in non-controlling interests	9	—
Dividends paid - BP shareholders	(2,102)	(1,435)
- non-controlling interests	(31)	(36)
Net cash provided by (used in) financing activities	(1,985)	(1,560)
Currency translation differences relating to cash and cash equivalents	(183)	32
Increase (decrease) in cash and cash equivalents	(4,333)	(1,212)
Cash and cash equivalents at beginning of period	22,472	22,468
Cash and cash equivalents at end of period	18,139	21,256

Notes
Note 1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2019 included in BP Annual Report and Form 20-F 2019.
BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under IFRS. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.
The financial information presented herein has been prepared in accordance with the accounting policies used in preparing BP Annual Report and Form 20-F 2019 with the exception of the adoption of amendments to IFRS 9 'Financial Instruments' relating to interest rate benchmark reform from 1 January 2020. There are no other new or amended standards or interpretations adopted from 1 January 2020 that have a significant impact on the interim financial information.
Considerations in respect of COVID 19 (coronavirus) and the current economic environment
The impact of COVID-19 and the current economic environment on the basis of preparation of this interim financial information has been considered. The directors continue to consider it appropriate to adopt the going concern basis of accounting in preparing the interim financial information. Forecast liquidity has been assessed under a number of stressed scenarios and a reverse stress test performed to support this assertion.
BP's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2019. These were subsequently reviewed at the end of the first quarter to determine if any changes were required to those judgements and estimates as a result of current market conditions. The valuation of certain assets and liabilities is subject to a greater level of uncertainty than when reported in BP Annual Report and Form 20-F 2019, including those set out below.
Impairment testing assumptions
The price assumptions used in value-in-use impairment testing were reviewed as a result of the significant changes in market prices during the first quarter of 2020. The group’s price assumptions for 2020 and 2021 have been lowered to management’s revised best estimates. Price assumptions for the remainder of 2020 reflect market conditions since prices fell in March 2020. Prices are assumed to increase from current levels during 2021 and reach previous estimates in 2022. The group’s long-term assumptions for Brent oil and Henry Hub gas, as disclosed in BP Annual Report and Form 20-F 2019, remain unchanged.
The discount rates used in value-in-use impairment testing were also reviewed. As these are set using a number of parameters that are applicable to longer-term assets, a revision of the discount rate assumption was determined not to be appropriate and therefore the rates, as disclosed in BP Annual Report and Form 20-F 2019, remain unchanged.
Impairment charges for the first quarter of 2020 relate to the ongoing disposal programme, changes to price assumptions and other factors. For further information see Note 3.
Provisions assumptions
The nominal risk-free discount rate applied to provisions was reviewed as a result of the changes in long-dated US government bond yields during the first quarter of 2020. The changes have not affected the group's overall assessment of the discount rate applied to the group's provisions and therefore the rate, as disclosed in BP Annual Report and Form 20-F 2019, remains unchanged. The timing and amount of cash flows relating to group's existing provisions are not currently expected to change significantly as a result of the current environment however the detailed annual review will take place later in 2020.
Pensions and other post-retirement benefits
The group's defined benefit pension plans are reviewed quarterly to determine any changes to the fair value of the plan assets or present value of the defined benefit obligations. As a result of the review during the first quarter of 2020, the group's total net defined benefit pension plan deficit as at 31 December 2019 of $1.5 billion has moved to a total net defined benefit pension plan deficit as at 31 March 2020 of $0.1 billion. This principally reflects actuarial gains reported in other comprehensive income arising from improved discount rates and lower inflation assumptions reducing the plan obligations offset by reductions in the valuation of plan assets. The current environment is likely to continue to affect the values of the plan assets and obligations resulting in potential volatility in the amount of the net defined benefit pension plan surplus/deficit recognized.
Impairment of financial assets measured at amortized cost
The estimate of the loss allowance recognised on financial assets measured at amortized cost using an expected credit loss approach was determined not to be a significant accounting estimate in preparing BP Annual Report and Form 20-F 2019. Expected credit loss allowances are, however, reviewed and updated quarterly. Allowances are recognized on assets where there is evidence that the asset is credit-impaired and on a forward-looking expected credit loss basis for assets that are not credit-impaired. The current economic environment and future credit risk outlook have been considered in updating the estimate of loss allowances although the full economic impact of COVID-19 on the forward-looking expected credit loss is subject to significant uncertainty due to the limited forward-looking information currently available.
Whilst credit risk has increased since 31 December 2019, there has also been a significant reduction in the group's trade and other receivables balance. Therefore, the total expected credit loss allowances recognized as at 31 March 2020 have not significantly increased from the amounts disclosed in BP Annual Report and Form 20-F 2019 - Financial statements - Note 21 Valuation and qualifying accounts.

Note 1. Basis of preparation (continued)
The group continues to believe that the calculation of expected credit loss allowances is not a significant accounting estimate. The group continues to apply its credit policy as disclosed in BP Annual Report and Form 20-F 2019 - Financial statements - Note 29 Financial instruments and financial risk factors - credit risk.
Other accounting judgements and estimates
All other significant accounting judgements and estimates disclosed in BP Annual Report and Form 20-F 2019 remain applicable and no new significant accounting judgements or estimates have been identified.
Changes in significant accounting policies
Interest Rate Benchmark Reform: Amendments to IFRS 9 'Financial instruments'
Financial authorities in the US, UK, EU and other territories are currently undertaking reviews of key interest rate benchmarks such as the London Inter-bank Offered Rate (LIBOR) with a view to replacing them with alternative benchmarks. Uncertainty around the method and timing of transition from Inter-bank Offered Rates (IBORs) to alternative risk-free rates (RfRs) may impact the assessment of whether hedge accounting can be applied to certain hedging relationships.
BP is significantly exposed to benchmark interest rate components e.g. USD LIBOR, GBP LIBOR, EURIBOR and CHF LIBOR. All of the group's existing fair value hedge relationships are directly affected by interest rate benchmark reform as they all manage interest rate risk. Further information about the group’s fair value hedges is included in BP Annual Report and Form 20-F 2019 - Financial statements - Note 30 Derivative financial instruments - Fair value hedges.
BP adopted the amendments to IFRS 9 and IFRS 7 ‘Financial Instruments: Disclosures’ relating to interest rate benchmark reform with effect from 1 January 2020. This first phase of amendments provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interest rate benchmark reforms.
The reliefs provided by the amendments allow BP, in the event that significant uncertainty around the reforms arise, to assume that:

–	the interest rate benchmark component at initial designation of fair value hedges is separately identifiable; and

–	the interest rate benchmark is not altered for the purposes of assessing the economic relationship between the hedged item and the hedging instrument for fair value hedges.
In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the start of the current reporting period and will be applied to new hedging relationships designated after that date. The reliefs have meant that the uncertainty over the interest rate benchmark reforms has not resulted in discontinuation of hedge accounting for any of BP’s fair value hedges.
An exposure draft of the second phase of IFRS amendments was recently issued by the IASB to address the financial reporting impacts of transitioning from IBORs to RfRs. BP has set up an internal working group to monitor and manage the transition to alternative benchmark rates and are currently assessing the population of contracts and arrangements that are linked to existing interest rate benchmarks. BP is also participating on external committees and taskforces dedicated to interest rate benchmark reform.
Deferral of change in accounting policy - physically settled derivative contracts
In March 2019, the IFRS Interpretations Committee (“IFRIC”) issued an agenda decision on the application of IFRS 9 to the physical settlement of contracts to buy or sell a non-financial item, such as commodities, that are not accounted for as 'own-use' contracts. IFRIC concluded that such contracts are settled by the delivery or receipt of a non-financial item in exchange for both cash and the settlement of the derivative asset or liability. The IASB expects an entity to be entitled to sufficient time to determine the impact of an agenda decision and, where applicable, to implement any resulting change in accounting policy.
BP regularly enters into forward sale and purchase contracts. As described in the group's accounting policy for revenue in BP Annual Report and Form 20-F 2019, revenue recognized at the time such contracts were physically settled was measured at the contractual transaction price and was presented together with revenue from contracts with customers in those financial statements.
BP had intended to implement a change in its accounting policy for these contracts from 1 January 2020 in accordance with the conclusions included in the agenda decision. However, the group has decided to defer implementation after balancing the limited effect the change would have on financial statement presentation and disclosures with operational constraints arising from COVID-19. BP considers that the change in policy will still be implemented within a sufficient time period from the date of the agenda decision.
When the group’s accounting policy is changed, which is expected to be later in 2020:

–
Revenues and purchases from such contracts will be measured at the contractual transaction price plus the carrying amount of the related derivative at the date of settlement. Realized derivative gains and losses on physically settled derivative contracts will be included in other revenues.

–	It is expected there will be no significant effect on comparative information for ‘Sales and other operating revenues’ and ‘Purchases’ as presented in the group income statement.

–	There will be no significant effect on net assets or on comparative information for ‘Profit before taxation’ or ‘Profit after taxation’ as presented in the group income statement.
BP has, however, chosen to change its presentation of revenues from physically settled derivative sales contracts from first quarter 2020. Revenues from physically settled derivative sales contracts are no longer presented together with revenue from contracts with customers in Note 5 and are now presented as other revenues. Comparative information for revenue from contracts with customers has been re-presented to align with the current period.

Note 2. Non-current assets held for sale

The carrying amount of assets classified as held for sale at 31 March 2020 is $6,212 million, with associated liabilities of $1,018 million. These principally relate to one material disposal transaction which has been classified as held for sale in the group balance sheet.
On 27 August 2019, BP announced that it had agreed to sell all its Alaska operations and interests to Hilcorp Energy. On 27 April 2020, BP reconfirmed its commitment to completing the sale, subject to regulatory approvals. The total consideration of $5.6 billion, subject to customary closing adjustments, is unchanged but the structure of the consideration and phasing of payments have been revised to respond to the current environment. The revised agreement adjusts the consideration to include lower completion payments in 2020, new cash flow sharing arrangements over the near-term, interest-bearing vendor financing and, potentially, an increase in the proportion of the consideration subject to earnout arrangements, up to $2.3 billion.
The sale will include BP’s entire upstream and midstream business in the state, including BP Exploration (Alaska) Inc., which owns all of BP’s upstream oil and gas interests in Alaska, and BP Pipelines (Alaska) Inc.’s 49% interest in the Trans Alaska Pipeline System (TAPS). BP will retain its decommissioning liability relating to TAPS, which will be partially offset by a 30% cost reimbursement from Hilcorp. The deal, which is subject to regulatory approvals, is expected to complete during 2020. Assets of $6,190 million and associated liabilities of $987 million relating to this transaction are classified as held for sale at 31 March 2020.

Note 3. Impairment and losses on sale of businesses and fixed assets
Impairment and losses on sale of businesses and fixed assets for the first quarter was $1,149 million and includes a net impairment charge of $797 million.
The impairment charges, which are substantially all reported in the Upstream segment, relate to the group’s ongoing divestment programme, changes to the group’s price assumptions for 2020 and 2021, and other factors. They include $438 million relating to the disposal of the group’s interests in its Alaska business due to completion adjustments, changes to structure and phasing of consideration and discounting impacts. See Note 1 and Note 2 for further information.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	First
	quarter	quarter
$ million	2020	2019
Upstream	1,023	2,884
Downstream	664	1,765
Rosneft	(17)	486
Other businesses and corporate	(698)	(546)
	972	4,589
Consolidation adjustment – UPII*	178	(13)
RC profit (loss) before interest and tax*	1,150	4,576
Inventory holding gains (losses)*
Upstream	(68)	2
Downstream	(4,615)	1,046
Rosneft (net of tax)	(201)	40
Profit (loss) before interest and tax	(3,734)	5,664
Finance costs	783	867
Net finance expense relating to pensions and other post-retirement benefits	7	15
Profit (loss) before taxation	(4,524)	4,782

RC profit (loss) before interest and tax*
US	595	771
Non-US	555	3,805
	1,150	4,576

Note 5. Sales and other operating revenues

	First	First
	quarter	quarter
$ million	2020	2019
By segment
Upstream	11,464	14,594
Downstream	53,964	58,416
Other businesses and corporate	453	356
	65,881	73,366

Less: sales and other operating revenues between segments
Upstream	6,907	6,324
Downstream	(782)	586
Other businesses and corporate	106	135
	6,231	7,045

Third party sales and other operating revenues
Upstream	4,557	8,270
Downstream	54,746	57,830
Other businesses and corporate	347	221
Total sales and other operating revenues	59,650	66,321

By geographical area
US	21,219	21,848
Non-US	43,955	49,618
	65,174	71,466
Less: sales and other operating revenues between areas	5,524	5,145
	59,650	66,321

Revenues from contracts with customers(a)
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	1,435	2,490
Oil products	20,254	22,705
Natural gas, LNG and NGLs	3,638	5,357
Non-oil products and other revenues from contracts with customers	2,853	3,236
Revenue from contracts with customers	28,180	33,788
Other operating revenues(b)	31,470	32,533
Total sales and other operating revenues	59,650	66,321

(a)	Comparative information for revenue from contracts with customers and other operating revenues has been represented to align with the current period. See Note 1 for further information.

(b)	Principally relates to physically settled derivative sales contracts.

Note 6. Depreciation, depletion and amortization

	First	First
	quarter	quarter
$ million	2020	2019
Upstream
US	1,068	1,113
Non-US	2,082	2,498
	3,150	3,611
Downstream
US	342	323
Non-US	405	383
	747	706
Other businesses and corporate
US	15	13
Non-US	147	131
	162	144
Total group	4,059	4,461

Note 7. Production and similar taxes

	First	First
	quarter	quarter
$ million	2020	2019
US	13	81
Non-US	190	343
	203	424

Note 8. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. During the quarter the company repurchased for cancellation 120 million ordinary shares for a total cost of $776 million, including transaction costs of $4 million, as part of the share buyback programme announced on 31 October 2017. The number of shares in issue is reduced when shares are repurchased.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	First
	quarter	quarter
$ million	2020	2019
Results for the period
Profit (loss) for the period attributable to BP shareholders	(4,365)	2,934
Less: preference dividend	—	—
Profit (loss) attributable to BP ordinary shareholders	(4,365)	2,934

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	20,178,803	20,175,634
ADS equivalent	3,363,133	3,362,605

Weighted average number of shares outstanding used to calculate diluted earnings per share	20,178,803	20,281,773
ADS equivalent	3,363,133	3,380,295

Shares in issue at period-end	20,197,527	20,330,597
ADS equivalent	3,366,254	3,388,432

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.

(b)
If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The number of potentially issuable shares that have been excluded from the calculation for the first quarter 2020 is 74,240 thousand (ADS equivalent 12,374 thousand).

Issued ordinary share capital as at 31 March 2020 comprised 20,258,850,956 ordinary shares (31 December 2019 20,372,762,750 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 1,156,931,394 ordinary shares which have been bought back and are held in treasury by BP (31 December 2019 1,163,077,064 ordinary shares).

Note 9. Dividends
Dividends payable
BP today announced an interim dividend of 10.50 cents per ordinary share which is expected to be paid on 19 June 2020 to ordinary shareholders on the register on 7 May 2020 and American Depositary Share (ADS) holders on the register on 8 May 2020. The corresponding amount in sterling is due to be announced on 8 June 2020, calculated based on the average of the market exchange rates for the four dealing days commencing on 2 June 2020. Holders of ADSs are expected to receive $0.630 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the first quarter 2020 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the first quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	First	First
	quarter	quarter
	2020	2019
Dividends paid per ordinary share
cents	10.500	10.250
pence	8.156	7.738
Dividends paid per ADS (cents)	63.00	61.50
Scrip dividends
Number of shares issued (millions)	—	90.1
Value of shares issued ($ million)	—	629
Note 10. Net debt and net debt including leases

Net debt*	First	Fourth	First
	quarter	quarter	quarter
$ million	2020	2019	2019
Finance debt(a)	69,117	67,724	65,990
Fair value (asset) liability of hedges related to finance debt(b)	426	190	350
	69,543	67,914	66,340
Less: cash and cash equivalents	18,139	22,472	21,256
Net debt	51,404	45,442	45,084
Total equity	90,480	100,708	103,336
Gearing*	36.2%	31.1%	30.4%

(a)	The fair value of finance debt at 31 March 2020 was $67,500 million (31 December 2019 $69,376 million).

(b)
Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $663 million (fourth quarter 2019 liability of $601 million and first quarter 2019 liability of $609 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

On 6 and 7 April 2020, in the ordinary course of business, the group issued bonds totalling $6.8 billion with maturity dates ranging from 3 to 12 years.

Net debt including leases*	First	Fourth	First
	quarter	quarter	quarter
$ million	2020	2019	2019
Net debt	51,404	45,442	45,084
Lease liabilities	9,373	9,722	10,294
Net partner (receivable) payable for leases entered into on behalf of joint operations	(159)	(158)	(303)
Net debt including leases	60,618	55,006	55,075

Note 11. Inventory valuation

A provision of $3,596 million was held against hydrocarbon inventories at 31 March 2020 ($124 million at 31 March 2019) to write them down to their net realizable value. The net movement charged to the income statement during the first quarter 2020 was $3,341 million as a result of significant decreases in prices for refined products, oil and gas during March (first quarter 2019 was a credit of $480 million).
Note 12. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 27 April 2020, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2020.

Additional information
Capital expenditure*

	First	First
	quarter	quarter
$ million	2020	2019
Capital expenditure on a cash basis
Organic capital expenditure*	3,539	3,648
Inorganic capital expenditure*(a)	322	1,987
	3,861	5,635

	First	First
	quarter	quarter
$ million	2020	2019
Organic capital expenditure by segment
Upstream
US	1,168	982
Non-US	1,662	1,888
	2,830	2,870
Downstream
US	121	187
Non-US	531	534
	652	721
Other businesses and corporate
US	32	9
Non-US	25	48
	57	57
	3,539	3,648
Organic capital expenditure by geographical area
US	1,321	1,178
Non-US	2,218	2,470
	3,539	3,648

(a)
On 31 October 2018, BP acquired from BHP Billiton Petroleum (North America) Inc. 100% of the issued share capital of Petrohawk Energy Corporation, a wholly owned subsidiary of BHP that holds a portfolio of unconventional onshore US oil and gas assets. The entire consideration payable of $10,268 million, after customary closing adjustments, was paid in instalments between July 2018 and April 2019. The amounts presented as inorganic capital expenditure include $1,732 million for the first quarter 2019 relating to this transaction. First quarter 2020 and 2019 also include amounts relating to the 25-year extension to our ACG production-sharing agreement* in Azerbaijan.

Non-operating items*

	First	First
	quarter	quarter
$ million	2020	2019
Upstream
Gains on sale of businesses and fixed assets	7	58
Impairment and losses on sale of businesses and fixed assets(a)	(1,131)	(69)
Environmental and other provisions	(13)	—
Restructuring, integration and rationalization costs	(4)	(35)
Other	70	42
	(1,071)	(4)
Downstream
Gains on sale of businesses and fixed assets	7	32
Impairment and losses on sale of businesses and fixed assets	(5)	(28)
Environmental and other provisions	—	—
Restructuring, integration and rationalization costs	—	(2)
Other	—	(6)
	2	(4)
Rosneft
Other	—	(81)
	—	(81)
Other businesses and corporate
Gains on sale of businesses and fixed assets	2	—
Impairment and losses on sale of businesses and fixed assets	(2)	—
Environmental and other provisions	(23)	(6)
Restructuring, integration and rationalization costs	(13)	10
Gulf of Mexico oil spill	(21)	(115)
Other(b)	(80)	(17)
	(137)	(128)
Total before interest and taxation	(1,206)	(217)
Finance costs(c)	(122)	(128)
Total before taxation	(1,328)	(345)
Taxation credit (charge) on non-operating items	302	93
Taxation – impact of foreign exchange(d)	(365)	—
Total after taxation for period	(1,391)	(252)

(a)	See Note 3 for further information.

(b)
From first quarter 2020, BP is presenting temporary valuation differences associated with the group’s interest rate and foreign currency exchange risk management of finance debt as non-operating items. These amounts are reported within other non-operating items and represent: (i) the impact of ineffectiveness and the amortisation of cross currency basis resulting from the application of fair value hedge accounting; and (ii) the net impact of foreign currency exchange movements on finance debt and associated derivatives where hedge accounting is not applied. Relevant amounts in the comparative periods presented were not material.

(c)	Relates to the unwinding of discounting effects relating to Gulf of Mexico oil spill payables.

(d)
From first quarter 2020, BP is presenting certain foreign exchange effects on tax as non-operating items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency. Relevant amounts in the comparative periods presented were not material.

Non-GAAP information on fair value accounting effects

	First	First
	quarter	quarter
$ million	2020	2019
Favourable (adverse) impact relative to management’s measure of performance
Upstream	223	(40)
Downstream	(259)	36
	(36)	(4)
Taxation credit (charge)	8	(7)
	(28)	(11)
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
BP enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
BP enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. The fair values of derivative instruments used to risk manage certain oil, gas, power and other contracts, are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
In addition, fair value accounting effects include changes in the fair value of the near-term portions of LNG contracts that fall within BP’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments (used to risk manage the near-term portions of the LNG contracts) are fair valued under IFRS. The fair value accounting effect reduces timing differences between recognition of the derivative financial instruments used to risk manage the LNG contracts and the recognition of the LNG contracts themselves, which therefore gives a better representation of performance in each period.

Readily marketable inventory* (RMI)

	31 March	31 December
$ million	2020	2019
RMI at fair value*	2,553	6,837
Paid-up RMI*	1,235	3,217
Readily marketable inventory (RMI) is oil and oil products inventory held and price risk-managed by BP’s integrated supply and trading function (IST) which could be sold to generate funds if required. Paid-up RMI is RMI that BP has paid for.
We believe that disclosing the amounts of RMI and paid-up RMI is useful to investors as it enables them to better understand and evaluate the group’s inventories and liquidity position by enabling them to see the level of discretionary inventory held by IST and to see builds or releases of liquid trading inventory.
See the Glossary on page 32 for a more detailed definition of RMI. RMI at fair value, paid-up RMI and unpaid RMI are non-GAAP measures. A reconciliation of total inventory as reported on the group balance sheet to paid-up RMI is provided below.

	31 March	31 December
$ million	2020	2019
Reconciliation of total inventory to paid-up RMI
Inventories as reported on the group balance sheet under IFRS	11,641	20,880
Less: (a) inventories that are not oil and oil products and (b) oil and oil product inventories that are not risk-managed by IST	(9,123)	(14,280)
	2,518	6,600
Plus: difference between RMI at fair value and RMI on an IFRS basis	35	237
RMI at fair value	2,553	6,837
Less: unpaid RMI* at fair value	(1,318)	(3,620)
Paid-up RMI	1,235	3,217

Gulf of Mexico oil spill

Net cash from operating activities relating to the Gulf of Mexico oil spill amounted to an outflow of $281 million on a pre-tax basis and an outflow of $281 million on a post-tax basis in the first quarter of 2020. For the same period in 2019, the amount was an outflow of $654 million and $649 million respectively.

	31 March	31 December
$ million	2020	2019
Trade and other payables	(12,374)	(12,480)
Provisions	(124)	(189)
Gulf of Mexico oil spill payables and provisions	(12,498)	(12,669)
Of which - current	(1,622)	(1,800)

Deferred tax asset	5,549	5,526
The provision reflects the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. The amounts ultimately payable may differ from the amount provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2019 - Financial statements - Notes 7, 9, 20, 22, 23, 29, 33 and pages 319 to 320 of Legal proceedings.

Reconciliation of basic earnings per ordinary share to replacement cost (RC) profit (loss) per share and to underlying replacement cost profit (loss) per share

	First	First
	quarter	quarter
Per ordinary share (cents)	2020	2019
Profit for the period	(21.63)	14.54
Inventory holding (gains) losses*, before tax	24.20	(5.39)
Taxation charge (credit) on inventory holding gains and losses	(5.68)	1.23
Replacement cost (RC) profit (loss)*	(3.11)	10.38
Net (favourable) adverse impact of non-operating items* and fair value accounting effects*, before tax	6.76	1.73
Taxation charge (credit) on non-operating items and fair value accounting effects	0.27	(0.42)
Underlying RC profit*	3.92	11.69

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss and underlying ETR

Taxation (charge) credit
	First	First
	quarter	quarter
$ million	2020	2019
Taxation on profit or loss	139	(1,783)
Taxation on inventory holding gains and losses	1,147	(249)
Taxation on a replacement cost (RC) profit or loss basis	(1,008)	(1,534)
Taxation on non-operating items and fair value accounting effects	(55)	86
Taxation on underlying replacement cost profit or loss	(953)	(1,620)

Effective tax rate
	First	First
	quarter	quarter
%	2020	2019
ETR on profit or loss	3	37
Adjusted for inventory holding gains or losses	277	5
ETR on RC profit or loss*	280	42
Adjusted for non-operating items and fair value accounting effects	(225)	(2)
Underlying ETR*	55	40

Realizations* and marker prices

	First	First
	quarter	quarter
	2020	2019
Average realizations(a)
Liquids* ($/bbl)
US	45.96	50.57
Europe	50.71	61.78
Rest of World	48.13	60.02
BP Average	47.47	56.47
Natural gas ($/mcf)
US	1.28	2.57
Europe	3.23	5.84
Rest of World	3.51	4.67
BP Average	2.83	4.02
Total hydrocarbons* ($/boe)
US	29.94	34.17
Europe	43.97	58.89
Rest of World	31.61	40.52
BP Average	31.80	39.37
Average oil marker prices ($/bbl)
Brent	50.10	63.13
West Texas Intermediate	45.56	54.87
Western Canadian Select	28.71	44.91
Alaska North Slope	51.07	64.39
Mars	45.57	61.13
Urals (NWE – cif)	47.84	62.91
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	1.95	3.15
UK Gas – National Balancing Point (p/therm)	24.81	48.23

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.

(b)	Henry Hub First of Month Index.
Exchange rates

	First	First
	quarter	quarter
	2020	2019
$/£ average rate for the period	1.28	1.30
$/£ period-end rate	1.24	1.31

$/€ average rate for the period	1.10	1.14
$/€ period-end rate	1.10	1.12

Rouble/$ average rate for the period	66.75	66.00
Rouble/$ period-end rate	78.14	65.02

Legal proceedings
For a full discussion of the group’s material legal proceedings, see pages 319-320 of BP Annual Report and Form 20-F 2019.

Glossary
Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions. Non-GAAP measures are sometimes referred to as alternative performance measures.
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Information on RC profit or loss is provided below. BP believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to GAAP information is provided on page 30.
Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss). They reflect the difference between the way BP manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Further information on fair value accounting effects is provided on page 28.
Finance debt ratio is defined as the ratio of finance debt to the total of finance debt plus total equity.
Gearing and net debt are non-GAAP measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 24.
We are unable to present reconciliations of forward-looking information for gearing to finance debt ratio, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in a GAAP estimate.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure is a subset of capital expenditure and is a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in projects which expand the group’s activities through acquisition. Further information and a reconciliation to GAAP information is provided on page 26.
Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.
Major projects have a BP net investment of at least $250 million, or are considered to be of strategic importance to BP or of a high degree of complexity.
Net debt including leases is a non-GAAP measure. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. BP believes this measure provides useful information to investors as it enables investors to understand the impact of the group’s lease portfolio on net debt. The nearest equivalent GAAP measure on an IFRS basis is finance debt. A reconciliation of finance debt to net debt including leases is provided on page 24.

Glossary (continued)
Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities.
Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 9, 11 and 13, and by segment and type is shown on page 27.
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement. When used in the context of a segment rather than the group, the terms refer to the segment’s share thereof.
Operating cash flow excluding Gulf of Mexico oil spill payments is a non-GAAP measure. It is calculated by excluding post-tax operating cash flows relating to the Gulf of Mexico oil spill from net cash provided by operating activities as reported in the condensed group cash flow statement. BP believes net cash provided by operating activities excluding amounts related to the Gulf of Mexico oil spill is a useful measure as it allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is net cash provided by operating activities.
Organic capital expenditure is a subset of capital expenditure and is a non-GAAP measure. Organic capital expenditure comprises capital expenditure less inorganic capital expenditure. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in developing and maintaining the group’s assets. An analysis of organic capital expenditure by segment and region, and a reconciliation to GAAP information is provided on page 26.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Readily marketable inventory (RMI) is inventory held and price risk-managed by our integrated supply and trading function (IST) which could be sold to generate funds if required. It comprises oil and oil products for which liquid markets are available and excludes inventory which is required to meet operational requirements and other inventory which is not price risk-managed. RMI is reported at fair value. Inventory held by the Downstream fuels business for the purpose of sales and marketing, and all inventories relating to the lubricants and petrochemicals businesses, are not included in RMI.
Paid-up RMI excludes RMI which has not yet been paid for. For inventory that is held in storage, a first-in first-out (FIFO) approach is used to determine whether inventory has been paid for or not. Unpaid RMI is RMI which has not yet been paid for by BP. RMI at fair value, Paid-up RMI and Unpaid RMI are non-GAAP measures. Further information is provided on page 29.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.
Refining availability represents Solomon Associates’ operational availability for BP-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.
The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.
Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss for the group is not a recognized GAAP measure. BP believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to BP shareholders. A reconciliation to GAAP information is provided on page 3. RC profit or loss before interest and tax is the measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Glossary (continued)
RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 8. RC profit or loss per share is calculated using the same denominator. The numerator used is RC profit or loss attributable to BP shareholders rather than profit or loss attributable to BP shareholders. BP believes it is helpful to disclose the RC profit or loss per share because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to BP shareholders. A reconciliation to GAAP information is provided on page 30.
Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within BP’s operational HSSE reporting boundary. That boundary includes BP’s own operated facilities and certain other locations or situations.
Solomon availability – See Refining availability definition.
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within BP’s operational HSSE reporting boundary. That boundary includes BP’s own operated facilities and certain other locations or situations.
Underlying effective tax rate (ETR) is a non-GAAP measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis is taxation on a RC basis for the period adjusted for taxation on non-operating items and fair value accounting effects. Information on underlying RC profit or loss is provided below. BP believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to GAAP information is provided on page 30.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include the taxation on inventory holding gains and losses, non-operating items and fair value accounting effects, that are difficult to predict in advance in order to include in a GAAP estimate.
Underlying production – 2020 underlying production, when compared with 2019, is production after adjusting for acquisitions and divestments, and curtailment and entitlement impacts in our production-sharing agreements.
Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and adjustments for fair value accounting effects are not recognized GAAP measures. See pages 27 and 28 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact. BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation. A reconciliation to GAAP information is provided on page 3.
Underlying RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 8. Underlying RC profit or loss per share is calculated using the same denominator. The numerator used is underlying RC profit or loss attributable to BP shareholders rather than profit or loss attributable to BP shareholders. BP believes it is helpful to disclose the underlying RC profit or loss per share because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to BP shareholders. A reconciliation to GAAP information is provided on page 30.
Upstream plant reliability (BP-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.
Upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for BP subsidiaries only and do not include BP’s share of equity-accounted entities.

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, BP is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, the following, among other statements, are all forward looking in nature: the COVID-19 pandemic including its risks, impacts, consequences and challenges and BP’s response; plans and expectations relating to BP’s net zero ambition; plans and expectations relating to the financial framework and the investor proposition, focus on safety, the operational impact of COVID-19, commitment regarding employee job security, the divestment programme including expectations with respect to completion of transactions and the timing and amount of proceeds of agreed disposals (including the announced sale of our Alaskan business to Hilcorp), reductions in organic capital expenditure and reductions in production due to capital expenditure interventions and cash cost savings; expectations regarding quarterly dividends; expectations regarding demand for BP’s products in the Upstream and Downstream; expectations regarding the Downstream refining margins, utilization and light-heavy crude spreads; plans to invest around $500 million in low-carbon activities in 2020; expectations regarding BP’s future financial performance and cash flows; plans and expectations with respect to the implementation and impact of cost-saving measures, including to achieve $2.5 billion in cost savings by the end of 2021 relative to 2019 and associated restructuring charges; expectations regarding the underlying effective tax rate in 2020; plans and expectations to build liquidity, strengthen the balance sheet drive the cash balance point below $35 per barrel in 2021;expectations for net debt and for gearing to remain above the 20-30% range into 2021 and for gearing to trend down over time; plans to deliver 900mboe/d from new major projects by 2021; plans and expectations to extend the convenience partnership with Albert Heijn; plans and expectations with respect to the planned hydrogen network in Germany, the investment in Santos’ Moomba project in South Australia and the Lightsource BP project in Texas; expectations regarding the Rosneft results; plans and expectations regarding Upstream projects, including the timing of the GTA project and the Tangguh expansion project; expectations regarding Upstream full year and second-quarter 2020 reported and underlying production; expectations regarding the timing of implementation of new accounting policies; expectations regarding price assumptions used in accounting estimates; expectations regarding the Other businesses and corporate average quarterly charges; and expectations with respect to the timing and amount of future payments relating to the Gulf of Mexico oil spill. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the significant drop in the oil price, the impact of COVID-19, overall global economic and business conditions impacting our business and demand for our products as well as the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, and under “Risk factors” in BP Annual Report and Form 20-F 2019 as filed with the US Securities and Exchange Commission.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2020 in accordance with IFRS:
Capitalization and indebtedness

31 March
$ million	2020
Share capital and reserves
Capital shares (1-2)	5,374
Paid-in surplus (3)	14,105
Merger reserve (3)	27,206
Treasury shares	(13,953)
Cash flow hedge reserve	(757)
Costs of hedging reserve	(82)
Foreign currency translation reserve	(11,037)
Profit and loss account	67,430
BP shareholders' equity	88,286

Finance debt and lease liabilities (4-6)
Lease liabilities due within one year	2,097
Finance debt due within one year	12,376
Lease liabilities due after more than one year	7,276
Finance debt due after more than one year	56,741
Total finance debt and lease liabilities	78,490
Total (7)	166,776

1.
Issued share capital as of 31 March 2020 comprised 20,258,850,956 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,156,931,394 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

2.	Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.

3.	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

4.	Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2020.

5.
Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under finance leases. This includes one hundred percent of lease liabilities for joint operations where BP is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2019 – Liquidity and capital resources for further information.

6.
At 31 March 2020, the parent company, BP p.l.c. had issued guarantees totalling $65,006 million relating to finance debt of subsidiaries. Thus 94% of the group’s finance debt had been guaranteed by BP p.l.c.

At 31 March 2020 $153 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

7.
At 31 March 2020 the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $716 million in respect of the borrowings of equity-accounted entities and $515 million in respect of the borrowings of other third parties.

8.	On 6 and 7 April 2020, in the ordinary course of business, the group issued bonds totalling $6.8 billion with maturity dates ranging from 3 to 12 years.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	28 April 2020	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary